NATIONAL

HOLDINGS CORPORATION

120 Broadway, 27th Floor, New York, NY 10271, Phone 212-417-8210, Fax 212-417-8010

August 1, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Suzanne Hayes

Re:	National Holdings Corporation
Registration Statement on Form S-4
Filed July 15, 2013
File No. 333-189940

Ladies and Gentlemen:

The following response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated July 24, 2013 (the "Comment Letter") relates to the Registration Statement on Form S-4 filed with the Commission on July 15, 2013 (the "Registration Statement") by National Holdings Corporation (the “Company”).

For your convenience, we have provided the Staff's comment followed by the Company's response.

General

1.

Please tell us what consideration you gave to disclosing the existence and substance of any agreements or understandings Gilman Ciocia has with the Securities and Exchange Commission regarding changes Gilman may be required to make to its subsidiaries’ sales practices if the proposed merger is not consummated. To the extent that these agreements or understandings played a role in the merger negotiations, the merger consideration or Gilman’s motivation to enter into the transaction, please provide disclosure of these agreements and understandings. To the extent you believe they were not material to the transaction, negotiations or motivation for entering the transaction, please provide us with an analysis supporting your conclusion that they were not material.

Response:

The existence and substance of any agreements or understandings with the Commission regarding changes Gilman Ciocia, Inc. ("Gilman") may be required to make to its subsidiaries’ sales practices did not play a role in the negotiations with the Company and neither did this play a role in the determination of the merger consideration nor was it a significant factor in the Company, or to the Company's knowledge, Gillman's, motivation to enter into the merger agreement. Also note that there was no price adjustments built in to the merger agreement related to the matter. To the extent this subject arose, this was solely in the context of ordinary course disclosure by Gilman to the Company as part of the Company's due diligence review of Gilman. The reason for this is because Gilman had informed the Company that, based on Gilman's discussions with the Commission, that even in the unlikely event that the merger is not consummated, it is not clear that any remedial measures will need to be undertaken and to the extent Gilman is required to undertake remedial measures, Gilman has adequate resources to implement any such remedial measures. In addition, it is the Company's understanding that if the merger with Gilman is consummated before the end of this year, then no remedial measures will need to be taken. Finally, one of the primary reasons for the merger with Gilman is that the merger will expand the Company into a new line of business in tax preparation which was not part of the Commission's investigation and order. Accordingly, the Company respectfully believes that disclosure of these matters specifically in relation to the proposed merger with Gilman is not warranted.

* * * * *

Notwithstanding the Staff’s comments, in the event the Company requests acceleration of the effective date of the pending registration statement, we will furnish the Staff a letter, at the time of such request, acknowledging that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (561) 981-1007, or our outside legal counsel, James Kaplan at (212) 704-6044, if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ Alan Levin
Alan Levin
Chief Financial Officer

cc:	Securities and Exchange Commission Eric Envall

National Holdings Corporation Mark D. Klein Robert B. Fagenson

Troutman Sanders LLP James Kaplan, Esq Joseph Walsh, Esq.

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